Exhibit 99.3

Recon Technology Announces 143% Increase in Third Quarter Revenue

BEIJING, May 15, 2014 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a Chinese non-state-owned oilfield services provider to oil and gas companies and their affiliates, today reported results for its third quarter of fiscal 2014 ended March 31, 2014.

Three Month Financial Highlights:

  Total revenue for the three months ended March 31, 2014 increased 143% to RMB 18.23 million ($2.96 million).
  Gross profit for the three months ended March 31, 2014 increased 26.22% to RMB 5.24 million ($0.85 million).
  Operating loss was RMB 0.6 million ($92,000), narrowed by 73.7% compared to an operating loss of RMB 2.15 million for the three months ended March 31, 2013.
  Net loss attributable to ordinary shareholders for the three months ended March 31, 2014 was RMB 1.93 million ($0.31 million), or RMB 0.43 ($0.07) per diluted share, as compared to net loss attributable to ordinary shareholders for the same period of FY2013 of RMB 1.25 million, or a loss of RMB 0.32 per diluted share.
  The non-GAAP EPS for the three months ended March 31, 2014 was a loss of RMB 0.03 per share, as compared to non-GAAP EPS for the same period of FY 2013 of a loss of RMB 0.2 per share.
  Adjusted EBITDA improved by approximately RMB 0.7 million ($0.1 million) to approximately RMB 0.5 million ($0.1 million) for the three months ended March 31, 2014 compared to a loss of approximately RMB 0.2 million loss for the same period in 2013.

Nine Month Financial Highlights

  Total revenue for the nine months ended March 31, 2014 increased 21.5% to RMB 76 million ($12.3 million).
  Gross profit for the nine months ended March 31, 2014 increased 31.23% to RMB 27 million ($4.4 million).
  Operating profit was RMB7.83 million ($1.27 million), up 558.16% compared to an operating income of RMB1.19 million for the nine months ended March 31, 2013.
  Net profit attributable to ordinary shareholders for the nine months ended March 31, 2014 was RMB 3.93 million ($0.64 million), or RMB 0.92 ($0.15) per diluted share, as compared to net income attributable to ordinary shareholders for the same period of FY2013 of RMB 1.70 million, or RMB 0.43 per diluted share.
  Adjusted EBITDA improved by approximately RMB 6.1 million ($1.0 million) to approximately RMB 11.7 million ($1.9 million) for the nine months ended March 31, 2014 compared to approximately RMB 5.6 million income for the same period in 2013.
  The non-GAAP earnings per share is RMB 1.82, as compared to non-GAAP earnings per share for the nine months ended March 31, 2013 of RMB 0.77.

"Year to date in FY2014, we are very pleased to see our operating efficiency has continued to improve, which is reflected in our overall nine month financial data." said Mr. Yin Shenping, CEO of Recon. "The third quarter is the off-season of our company, and we also bore more noncash expenses. Thus, while our third quarter financial results are lower than our second quarter, they are improved from third quarter 2013, with our increasing on-site maintenance skills, we believe that our footprint will continue to grow in the heating furnace and the automation business, and our business will continue to increase."

Mr. Yin continued: "Since our IPO in 2009, we have successfully expanded our market penetration, such as in Jilin oilfield. In April 2014, Recon Technology attended Sinopec seminars on an upcoming shale gas project. This shale gas project will mark the first large-scale commercial shale gas development in China. This conference, which featured a number of likely bidders in the South Fuling shale gas project, mainly focused on heating separators, horizontal fracturing technology and its technical application issues. Recon's Chief Technology Officer, Mr. Guangqiang Chen, introduced Recon's heating furnaces, separators and horizontal fracturing technology at the conference. As we continue to capitalize on our position in China's fragmented oil services industry and broaden our integrated products and service offerings through R&D and collaboration with Chinese and international companies involved in the oilfield services industry, we believe Recon is well-positioned to continue to grow."

Q3 FY2014 Financial Results:

Our total revenues increased by 143%, or approximately RMB 10.7 million ($1.7 million), from approximately RMB 7.5 million for the three months ended March 31, 2013 to RMB 18.2 million ($3 million) for the same period of 2014. The increase in revenue was mainly attributable to automation products from the Southwest branch of Sinopec and sales of furnaces from Jilin oilfield.

Gross profit increased to approximately RMB 5.2 million ($0.9 million) for the three months ended March 31, 2014 from approximately RMB 4.2 million for the same period in 2013. Our gross profit as a percentage of revenue decreased to 28.8% for the three months ended March 31, 2014 from 55.4% for the same period in 2013. This was mainly because lower margin hardware revenues increased during the three months ended March 31, 2014 compared to the same period last year and higher margin software revenues decreased during the three months ended March 31, 2014.

Selling expenses decreased by 38.7%, from approximately RMB 1.8 million for the three months ended March 31, 2013 to approximately RMB 1.1 million ($0.2 million) for the same period of 2014. This decrease was primarily from the decreased traveling expenses, bidding fee, salaries and maintenance expenses. Selling expenses were 23.9% of total revenues in the three months ended March 31, 2013 and 6% of total revenues in the same period of 2014.

Loss from operations was approximately RMB 0.6 million ($0.1 million) for the three months ended March 31, 2014, compared to loss of RMB 2.2 million for the same period of 2013. This decrease in loss from operations can be attributed primarily to the increased revenue, gross margins and decreases in research and development expenses.

As a result of the factors described above, net loss attributable to ordinary shareholders was approximately RMB 1.9 million ($0.3 million) for the three months ended March 31, 2014, an increase of approximately RMB 0.7 million ($0.1 million) from net loss attributable to ordinary shareholders of RMB1.2 million for the same period of 2013. This was due to increased noncash expense and warrant liability.

Adjusted EBITDA improved by approximately RMB 0.7 million ($0.1 million) to approximately RMB 0.5 million ($0.1 million) for the three months ended March 31, 2014 compared to approximately RMB 0.2 million loss for the same period in 2013. This was due to we increased more noncash expense and warrant liability.

The non-GAAP earnings per share for the third quarter is a loss of RMB 0.03, as compared to non-GAAP earnings per share for the same period of FY2013 of a loss of RMB 0.2.

Year-to-Date FY2013 Financial Results:

Our total revenues increased by 21.5%, or approximately RMB 13.5 million ($2.2 million), from RMB 62.5 million for the nine months ended March 31, 2013 to RMB 76.0 million ($12.3 million) for the same period of 2014. The increase in revenues for the nine-month period was due to sale of furnaces and automation products.

Gross profit increased to approximately RMB 27.1 million ($4.4 million) for the nine months ended March 31, 2014 from approximately RMB 20.6 million for the same period in 2013. Gross profit as a percentage of revenue increased to 35.6% for the nine months ended March 31, 2014 from 33.0% for the same period in 2013. This was mainly because fracturing service with lower margin accounted for a major part of our revenue during the nine months ended March 31, 2013. As to our automation business and furnaces business, our margins were both improved because our products and services were also popular with our clients, especially our newly developed clients.

Selling expenses were flat at RMB 4.7 million ($0.8 million) for the nine months ended March 31, 2013 and 2014. Selling expenses were 7.5% of total revenues in the nine months ended March 31, 2013 and 6.2% of total revenues in the same period of 2014.

Income from operations was approximately RMB 7.8 million ($1.3 million) for the nine months ended March 31, 2014, compared to income of RMB 1.2 million for the same period of 2013. This increase in income from operations can be attributed primarily to the increased revenue, gross margins and decreases in research and development expenses.

As a result of the factors described above, net income attributable to ordinary shareholders was approximately RMB 3.9 million ($0.6 million) for the nine months ended March 31, 2014, an increase of approximately RMB 2.2 million ($0.4 million) from net income attributable to ordinary shareholders of RMB 1.7 million for same period of 2013.

Adjusted EBITDA improved by approximately RMB 6.1 million ($1.0 million) to approximately RMB 11.7 million ($1.9 million) for the nine months ended March 31, 2014 compared to approximately RMB 5.6 million income for the same period in 2013.

The non-GAAP earnings per share is RMB 1.82, more than doubled compared to non-GAAP earnings per share for the nine months ended March 31, 2013 of RMB 0.77.

Net cash used in operating activities was approximately RMB 15.3 million ($2.5 million) for the nine months ended March 31, 2014. This was a decrease of approximately RMB 32.6 million ($5.3 million) compared to net cash provided by operating activities of approximately RMB 17.3 million for the nine months ended March 31, 2013.

Net cash used in investing activities was approximately RMB 0.2 million ($26,000) for the nine months ended March 31, 2014, a decrease of RMB 0.3 million ($58,000) from RMB 0.5 million for the same period of 2013. The decrease was due to a decrease in the purchase of property and equipment. The decrease was because we purchase less property and equipment.

Net cash provided by financing activities amounted to approximately RMB 11.9 million ($1.9 million) for the nine months ended March 31, 2014, compared to cash flows used in financing activities of approximately RMB 14.1 million for the same period in 2013. During the nine-month period ended March 31, 2014, we received net proceeds of RMB 12.1 million ($2.0 million) from a common stock sale of 546,500 shares with institutional investors in November 2013. In addition, we repaid RMB 12.87 million ($2.1 million) short term borrowings to related parties and received RMB 18.5 million ($3.0 million) of net loan proceeds from a commercial bank, which was guaranteed by one of our shareholders.

About Recon

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on Nasdaq (RCON). Recon supplies China's largest oil exploration companies, Sinopec and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of June 30,		As of March 31,	As of March 31,
	2013		2014		2014
ASSETS	RMB		RMB		U.S. Dollars
Current assets
Cash and cash equivalents	RMB	12,350,392	RMB	8,863,889	$1,438,499
Notes receivable		2,578,855		-	-
Trade accounts receivable, net		38,648,780		55,808,726	9,057,065
Trade accounts receivable- related parties, net		18,744,364		16,794,476	2,725,535
Inventories, net		13,271,070		22,094,753	3,585,705
Other receivables, net		19,131,503		15,970,126	2,591,754
Other receivables- related parties		742,528		664,831	107,894
Purchase advances, net		18,412,507		23,480,982	3,810,672
Purchase advances- related parties		394,034		394,034	63,947
Tax recoverable		575,650		-	-
Prepaid expenses		2,853,956		3,434,100	557,311
Deferred tax asset		1,006,721		1,082,436	175,666
Total current assets		128,710,360		148,588,353	24,114,048

Property and equipment, net		1,709,846		1,345,742	218,397
Long-term investment		1,549,450		674,792	109,510
Long-term other receivable		3,502,680		5,993,198	972,622
Total Assets	RMB	135,472,336	RMB	156,602,085	$25,414,577

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	RMB	10,000,000	RMB	15,630,000	$2,536,555
Trade accounts payable		7,384,165		13,595,942	2,206,453
Trade accounts payable- related parties		3,994,718		-	-
Other payables		1,964,691		1,773,163	287,762
Other payable- related parties		4,239,675		3,382,337	548,911
Deferred revenue		3,381,382		4,326,473	702,133
Advances from customers		470,700		275,600	44,726
Accrued payroll and employees' welfare		1,992,783		389,443	63,202
Accrued expenses		488,730		246,113	39,942
Taxes payable		6,754,428		7,909,731	1,283,651
Short-term borrowings- related parties		5,503,279		200,000	32,458
Short-term borrowings- other		570,375		-	-
Warrants liability		-		5,992,127	972,448
Total current liabilities		46,744,926		53,720,929	8,718,241

Commitments and Contingency

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 25,000,000 shares authorized; 3,951,811 and 4,528,311 shares issued and outstanding as of June 30, 2013 and March 31, 2014, respectively)		529,979		595,335	96,613
Additional paid-in capital		69,516,447		78,669,718	12,767,120
Appropriated retained earnings		3,023,231		4,868,048	790,024
Unappropriated retained earnings		8,749,963		10,835,662	1,758,494
Accumulated other comprehensive loss		(293,201)		(326,126)	(52,925)
Total controlling shareholders' equity		81,526,419		94,642,637	15,359,326
Non-controlling interest		7,200,991		8,238,519	1,337,010
Total equity		88,727,410		102,881,156	16,696,336
Total Liabilities and Equity	RMB	135,472,336	RMB	156,602,085	$25,414,577

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the nine months ended					For the three months ended
	March 31,					March 31,
		2013		2014	2014		2013		2014	2014
		RMB		RMB	USD		RMB		RMB	USD

Revenues
Hardware and software	RMB	35,959,339	RMB	73,337,585	$11,901,781	RMB	4,161,583	RMB	17,998,444	$2,920,924
Service		20,567,637		477,769	77,536		62,678		80,180	13,012
Hardware and software - related parties		6,009,611		2,196,152	356,408		3,277,534		153,846	24,967
Total revenues		62,536,587		76,011,506	12,335,725		7,501,795		18,232,470	2,958,903

Hardware and software	RMB	23,033,622	RMB	48,447,792	$7,862,476	RMB	2,527,534	RMB	12,848,136	$2,085,093
Service		15,743,234		77,107	12,514		20,620		42,161	6,842
Hardware and software - related parties		3,139,082		426,139	69,157		798,190		97,217	15,777
Total cost of revenues		41,915,938		48,951,038	7,944,147		3,346,344		12,987,514	2,107,712
Gross profit		20,620,649		27,060,468	4,391,578		4,155,451		5,244,956	851,191

Selling and distribution expenses		4,693,193		4,701,989	763,075		1,790,199		1,097,549	178,119
General and administrative expenses		8,452,540		10,450,904	1,696,052		3,966,782		3,993,341	648,070
Research and development expenses		6,284,834		4,074,953	661,314		552,645		720,956	117,002
Operating expenses		19,430,567		19,227,846	3,120,441		6,309,626		5,811,846	943,191

Income (loss) from operations		1,190,082		7,832,622	1,271,137		(2,154,175)		(566,890)	(92,000)

Other income (expenses)
Subsidy income		2,143,669		1,220,024	197,995		1,343,669		201,711	32,735
Interest income		443,391		296,997	48,199		137,803		92,027	14,935
Interest expense		(1,494,887)		(757,226)	(122,888)		(618,473)		(277,578)	(45,047)
Loss from investment		-		(870,627)	(141,292)		-		(135,547)	(21,998)
Change in fair value of warrants liability		-		(904,327)	(146,761)		-		(904,883)	(146,851)
Gain (loss) from foreign currency exchange		339,876		(88,080)	(14,294)		(185)		31,312	5,082
Other income (expense)		(19,158)		(143,498)	(23,288)		(109,881)		(99,552)	(16,156)

Income (loss) before income tax		2,602,973		6,585,885	1,068,808		(1,401,242)		(1,659,400)	(269,300)
Provision for income tax		302,550		1,609,976	261,279		(152,382)		150,787	24,471
Net Income (loss)		2,300,423		4,975,909	807,529		(1,248,860)		(1,810,187)	(293,771)

Less: Net income attributable to non-controlling interest		602,961		1,045,396	169,655		(2,127)		120,415	19,542
Net Income attributable to Recon Technology, Ltd	RMB	1,697,462	RMB	3,930,513	$637,874	RMB	(1,246,733)	RMB	(1,930,602)	$(313,313)

Comprehensive income (loss)
Net income		2,300,423		4,975,909	807,529		(1,248,860)		(1,810,187)	(293,771)
Foreign currency translation adjustment		(16,889)		(40,833)	(6,627)		(717)		(118,110)	(19,168)
Comprehensive income (loss)		2,283,534		4,935,076	800,902		(1,249,577)		(1,928,297)	(312,939)
Less: Comprehensive income attributable to non-controlling interest		601,084		1,041,313	168,992		(2,207)		108,604	17,625
Comprehensive income (loss) attributable to Recon Technology, Ltd	RMB	1,682,450	RMB	3,893,763	$631,910	RMB	(1,247,370)	RMB	(2,036,901)	$(330,564)

Earnings (loss) per common share - basic	RMB	0.43	RMB	0.93	$0.15	RMB	(0.32)	RMB	(0.43)	$(0.07)
Earnings (loss) per common share - diluted	RMB	0.43	RMB	0.92	$0.15	RMB	(0.32)	RMB	(0.43)	$(0.07)
Weighted - average shares -basic		3,951,811		4,211,785	4,211,785		3,951,811		4,528,311	4,528,311
Weighted - average shares -diluted		3,951,811		4,269,510	4,269,510		3,951,811		4,528,311	4,528,311

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended March 31,
	2013		2014		2014
	RMB		RMB		U.S. Dollars

Cash flows from operating activities:
Net income	RMB	2,300,423	RMB	4,975,909	$807,529
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation		467,914		457,439	74,237
Loss from disposal of equipment		26,845		67,587	10,969
Provision/(recovery of) for doubtful accounts		(82,420)		668,610	108,507
Share based compensation		1,358,726		1,660,144	269,421
Loss from investment		-		870,627	141,292
Deferred tax provision/(benefit)		12,363		(75,715)	(12,288)
Change in fair value of warrants liability		-		904,327	146,761
Restricked shares issued to consulting firm		-		407,972	66,209
Changes in operating assets and liabilities:
Trade accounts receivable		13,156,606		(17,127,239)	(2,779,539)
Trade accounts receivable-related parties		2,701,259		1,487,501	241,403
Notes receivable		-		2,578,855	418,516
Inventories		9,397,201		(8,823,683)	(1,431,974)
Other receivable, net		(4,641,896)		688,724	111,770
Other receivables related parties, net		(1,038,967)		77,697	12,609
Purchase advance, net		(5,597,453)		(5,325,269)	(864,225)
Purchase advance-related party, net		(300,500)		-	-
Tax recoverable		2,790,722		575,650	93,421
Prepaid expense		(274,350)		(580,144)	(94,150)
Trade accounts payable		(5,643,032)		6,211,777	1,008,094
Trade accounts payable-related parties		110,157		(3,994,718)	(648,293)
Other payables		(51,139)		(191,528)	(31,083)
Other payables-related parties		4,899,620		(857,338)	(139,135)
Deferred income		(155,169)		945,091	153,377
Advances from customers		244,996		(195,100)	(31,662)
Accrued payroll and employees' welfare		713,859		(1,603,340)	(260,202)
Accrued expenses		(133,253)		(242,617)	(39,374)
Taxes payable		(2,988,030)		1,155,303	187,491
Net cash provided by (used in) operating activities		17,274,482		(15,283,478)	(2,480,319)

Cash flows from investing activities:
Purchase of property and equipment		(676,504)		(258,922)	(42,020)
Proceeds from disposal of equipment		161,000		98,000	15,904
Net cash used in investing activities		(515,504)		(160,922)	(26,116)

Cash flows from financing activities:
Proceeds from short-term bank loans		8,350,000		18,500,000	3,002,321
Repayments of short-term bank loans		(21,652,952)		(12,870,000)	(2,088,641)
Proceeds from borrowings-related parties		3,658,102		-	-
Repayment of short-term borrowings		(2,275,764)		(570,375)	(92,565)
Repayment of short-term borrowings-related parties		(2,232,477)		(5,303,279)	(860,656)
Proceeds from sale of common stock, net of issuance costs		-		12,132,882	1,969,016
Capital contribution in VIE		20,000		-	-
Net cash provided by (used in) financing activities		(14,133,091)		11,889,228	1,929,475

Effect of exchange rate fluctuation on cash and cash equivalents		293,521		68,669	11,143

Net increase (decrease) in cash and cash equivalents		2,919,408		(3,486,503)	(565,817)
Cash and cash equivalents at beginning of period		3,533,283		12,350,392	2,004,316
Cash and cash equivalents at end of period	RMB	6,452,691	RMB	8,863,889	$1,438,499

Supplemental cash flow information
Cash paid during the period for interest	RMB	1,356,581	RMB	952,125	$154,518
Cash paid during the period for taxes	RMB	832,028	RMB	700,268	$113,645

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact
Liu Jia
Recon Technology, Ltd.
+86 (10) 84945799
info@recon.cn

Investors
Jimmy Caplan
Asia IR/PR
+1-512-329-9505
jimmy@asia-irpr.com

Media
Rick Eisenberg
Asia IR/PR
+1-212-496-6828
rick@asia-irpr.com